Exhibit 5.1

December 23, 2025

Blackstone Private Credit Fund

345 Park Avenue

New York, New York 10154

To the Addressee Stated Above:

We have acted as counsel to Blackstone Private Credit Fund, a Delaware statutory trust (the “Company”), in connection with the Registration Statement on Form N-2 (File No. 333-284601) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company from time to time of an indeterminate initial offering price of debt securities.

We have examined the Registration Statement, the Underwriting Agreement dated December 18, 2025 (the “Underwriting Agreement”), among the Company, Blackstone Private Credit Strategies, a Delaware limited liability company (the “Adviser”) and Wells Fargo Securities, LLC and KKR Capital Markets, LLC, as the Underwriters, pursuant to which such Underwriters have agreed to purchase $100,000,000 aggregate principal amount of 6.250% Notes due 2031 (the “Additional Notes”), representing a further issuance of the Company’s 6.250% Notes due 2031 issued in aggregate principal amount of $500,000,000 on January 25, 2024, issued by the Company, the Indenture, dated as of September 15, 2021 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the twelfth supplemental indenture dated January 25, 2024, (together with the Base Indenture, the “Indenture”), and a duplicate of the global note representing the Additional Notes whose terms are set forth in the Indenture. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and the Adviser and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, including electronic signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinion set forth below, we have assumed further that (1) the Company is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorized, executed, issued and delivered the Underwriting Agreement, the Indenture and the Additional Notes, as applicable, in accordance with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, issuance, delivery and performance by the Company of the Indenture do not constitute a breach or violation of its organizational documents or violate the law of the jurisdiction in which it is organized or any other jurisdiction (except that no such assumption is made with respect to the law of the State of New York) and (3) the execution, issuance, delivery and performance by the Company of the Underwriting Agreement, the Indenture and the Additional Notes, as applicable, do not constitute a breach or default under any agreement or instrument which is binding upon the Company.

Blackstone Private Credit Fund	2	December 23, 2025

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Additional Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) the waiver of rights and defenses contained in Section 5.14 of the Indenture or (ii) Section 1.10 of the Indenture relating to the separability of provisions of the Indenture.

In connection with Section 1.14 of the Indenture whereby the parties submit to the jurisdiction of any New York state or federal court sitting in The City of New York, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the U.S. federal courts. In connection with the provisions of Section 1.14 of the Indenture which relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a United States District Court has discretion to transfer an action from one U.S. federal court to another.

We do not express any opinion herein concerning any law other than the law of the State of New York.

We hereby consent to the filing of this opinion letter as Exhibit (l) to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP